UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03012344

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH. D.C.

SEC FILE NUMBER
8- 30196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Broadway
(No. and Street)

New York City, New York 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter J. Weadock 212-424-0323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Walter J. Weadock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Administrative Member

Title

LORRAINE F. HOFFMAN
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Nassau County
Commission Expires [illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Gilder Gagnon Howe & Co. LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2003

Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 215,841
Receivable from clearing broker	30,931,305
Securities owned, at fair value	131,100
Pledged securities owned, at market value	977,749
Furniture, equipment, aircrafts and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,531,822	9,981,622
Other assets	294,712
Total assets	$ 42,532,329
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 5,208,881
Profit sharing plan	2,327,432
Accrued unincorporated business tax	1,505,544
Accounts payable and accrued expenses	877,528
Notes payable	1,270,109
Total liabilities	11,189,494
Members' capital	31,342,835
Total liabilities and members' capital	$ 42,532,329

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation engaged as a broker and dealer in securities.

The Firm manages investments for individuals on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with a clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker or other losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2002, the Firm has recorded no liabilities with regard to the right.

In addition, the Firm has the right to pursue collection or perform from the counterparties who do not perform under their contractual obligations. The Firm monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Receivable from clearing broker represents cash balances on deposit with and commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Firm does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing.

Securities transactions are recorded on a trade-date basis; commission revenues and expenses are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Unrealized gains and losses on securities transactions are included in net gains on securities transactions.

Pledged marketable securities owned and securities sold but not yet purchased are recorded at market value which approximates fair value and non readily marketable securities owned are valued at fair value as determined by management.

Depreciation is provided by the double-declining-balance method for furniture, equipment and aircrafts over the estimated useful lives of the assets, and by the straight-line method for leasehold improvements over the shorter of the term of the lease or the estimated life of the improvement.

The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income every month in arrears to members. During 2002, the Firm changed its presentation of the next months distribution from due to members to members' capital. In January, approximately $5,442,395 was paid to members.

The Firm provides for local unincorporated business taxes. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statements. Actual results could differ from those estimates.

2. Pledged Securities Owned, Securities Owned and Securities Sold, but Not Yet Purchased

Pledged securities owned consists of approximately $977,749 of a U.S. exchange traded equity security carried at market value based on the closing exchange price. Securities owned consist of $131,100 of equity securities and warrants that are not readily marketable.

Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As all of the Firm's securities are deposited with a clearing broker, they have been classified accordingly.

Securities sold, but not yet purchased represent obligations of the Firm to deliver specified securities by purchasing the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the financial statements. There were no securities sold, but not yet purchased at December 31, 2002.

3. Furniture, Equipment, Aircrafts and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2002 are as follows:

Furniture	$ 809,767
Equipment	6,613,588
Aircrafts	5,816,475
Leasehold improvements	6,273,614
	19,513,444
Less accumulated depreciation and amortization	(9,531,822)
	$ 9,981,622

The Firm purchased 6.25% undivided interests in two corporate jets, and fully purchased one corporate jet in the year ended December 31, 2002. Additions for the year ended December 31, 2002 were $7,343,779 and disposals were $88,966.

4. Notes Payable

At December 31, 2002, the Firm's notes payable of $1,270,109 includes a note of $990,984 due October 1, 2007 and another note of $279,125 due October 22, 2007. The interest rate on the notes is LIBOR plus 100 basis points. The notes require monthly payment of interest and principal, with annual aggregate principal amounts of approximately $75,000 due each year through October 1, 2007, with a balloon payment due at the maturity of the notes. Both notes are guaranteed by one of the managing members of the Firm and are collateralized by FAA-recorded first chattel mortgage liens. The notes contain debt covenants which restrict the Firm from guaranteeing additional obligations.

5. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2002, the Firm had net capital, as defined, of approximately $20,788,739, which was approximately $20,538,739 in excess of the minimum net capital rule requirement.

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2002; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

6. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time employees. The 2002 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2002, limited to the maximum $40,000 per individual employee allowable under United States Treasury Department regulations.

7. Commitments and Contingencies

The Firm is obligated under noncancelable leases for office spaces which expire April 30, 2005, January 31, 2010 and February 28, 2011. Each lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the noncancelable operating leases are as follows:

2003	$ 1,199,395
2004	1,199,582
2005	1,128,437
2006	1,034,492
2007	971,325
2008 and thereafter	1,971,696
	$ 7,504,927